Free Writing Prospectus	Filed pursuant to Rule 433
Relating to the Preliminary Prospectus	Registration Statement No. 333-270548
Supplement dated February 25, 2025
To the Prospectus dated March 15, 2023

Reinsurance Group of America, Incorporated

$700,000,000 6.650% Fixed-Rate Reset Subordinated Debentures due 2055

Final Term Sheet

Dated February 26, 2025

Issuer	Reinsurance Group of America, Incorporated

Expected Ratings (Moody’s / S&P)**	Baa2 (Negative) / BBB+ (Stable)

Security	6.650% Fixed-Rate Reset Subordinated Debentures due 2055 (the “Debentures”)

Distribution	SEC Registered

Principal Amount	$700,000,000

Trade Date	February 26, 2025

Settlement Date (T+3)*	March 3, 2025

Maturity Date	September 15, 2055

Interest Rate and Interest Payment Dates	The Debentures will bear interest (i) from and including the date of original issue to, but excluding, September 15, 2035 (the “First Reset Date”) at the fixed rate of 6.650% per annum and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 2.392% to be reset on each Reset Date. The Issuer will pay interest semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2025, subject to the Issuer’s right to defer interest payments, as set forth in the preliminary prospectus supplement dated February 25, 2025 under the heading “Prospectus supplement summary—The offering—Optional interest deferral.”

Day Count Convention	30/360, unadjusted.

Price to Public	100% of principal amount.

Underwriting Discounts	1.00%

Net Proceeds to Issuer (after underwriting discount and before expenses)	$693,000,000

Optional Redemption	Redeemable in whole at any time or in part from time to time (i) during the three-month period prior to, and including, the First Reset Date and the three-month period prior to, and including, each subsequent Reset Date (each such period, a “Par Call Period”), at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, and (ii) on any date that is not within a Par Call Period, at a redemption price equal to the greater of (x) 100% of the principal amount of the Debentures being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the Debentures being redeemed discounted to the redemption date (assuming the Debentures matured on the next following Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, less interest accrued to the redemption date; plus, in each case, any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption.

Redemption After the Occurrence of a Tax Event	Redeemable in whole, but not in part, at any time within 90 days of the occurrence of a Tax Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Redemption After the Occurrence of a Regulatory Capital Event	Redeemable in whole, but not in part, at any time within 90 days of the occurrence of a Regulatory Capital Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Redemption After the Occurrence of a Rating Agency Event	Redeemable in whole, but not in part, at any time within 90 days of the occurrence of a Rating Agency Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to 102% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Authorized Denominations	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN	759351 AT6 / US759351AT60

Joint Book-Running Managers	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers	Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities Americas, Inc.

(*)

It is expected that delivery of the Debentures will be made against payment therefor on or about March 3, 2025, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures prior to the business day immediately before the date of delivery of the Debentures in this offering will be required, by virtue of the fact that the Debentures initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Debentures who wish to trade the Debentures prior to the business day before the date of delivery of the Debentures in this offering should consult their own advisors.

(**)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Debentures should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated February 25, 2025 and an accompanying prospectus dated March 15, 2023) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BofA Securities, Inc. at 1-800-294-1322; Goldman Sachs & Co. LLC at 1-866-471-2526; Morgan Stanley & Co. LLC at 1-866-718-1649; and RBC Capital Markets, LLC at 1-866-375-6829.

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